Exhibit 99.7

KPMG LLP
Chartered Accountants	Telephone	(416) 777-8500
Bay Adelaide Centre	Fax	(416) 777-8818
333 Bay Street Suite 4600	Internet	www.kpmg.ca
Toronto ON M5H 2S5
Canada

Consent of Independent Registered Public Accounting Firm

The Board of Directors of Dominion Diamond Corporation

We consent to the use of:

—

our Independent Auditors’ Report of Registered Public Accounting Firm dated April 17, 2014, on the consolidated financial statements of Dominion Diamond Corporation (the “Company”), which comprise the consolidated balance sheets of the Company as at January 31, 2014 and January 31, 2013, the consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the years in the two-year period ended January 31, 2014, and notes, comprising a summary of significant accounting policies and other explanatory information;

—	our Report of Independent Registered Public Accounting Firm dated April 17, 2014 on the Company’s internal control over financial reporting as of January 31, 2014 each of which is contained or incorporated by reference in this annual report on Form 40-F of the Company for the fiscal year ended January 31, 2014.

We also consent to the incorporation by reference of such reports in the Registration Statement (No. 333-156805) on Form S-8 of the Company.

/s/ KPMG LLP

Chartered Professional Accountants, Licensed Public Accountants

April 21, 2014
Toronto, Canada

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity.
KPMG Canada provides services to KPMG LLP.